Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* TPG Advisors II, Inc.	2. Issuer Name and Ticker or Trading Symbol Denbury Resources Inc. (DNR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [_] Director [X] 10% Owner [_] Officer (give [_] Other (specify title below) below)
(Last) (First) (Middle) 201 Main Street, Suite 2420	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/22/2002
(Street) Fort Worth Texas 76102		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $0.001 per share	11/22/2002	N/A	S	N/A	4,761,628	D	$9.50	13,791,248	I	Through funds managed by Reporting Person (1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Richard A. Ekleberry **Signature of Reporting Person Name: Richard A. Ekleberry Title: Vice President	November 25, 2002 Date
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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2

Continuation Sheet to Form 4

Name and Address of Reporting Person	TPG Advisors, Inc. 201 Main Street, Suite 2420 Fort Woirth, TX 76102
Issuer Name and Ticker or	Denbury Resources Inc.
Trading Symbol	DNR
Statement for Month/Day/Year	11/22/2002

Explanation of Responses:

(1)     Shares are beneficially owned by funds managed by the Reporting Person. Pursuant to Rule 16a-1(a)(2)(ii)(B) of the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Person is deemed to be the beneficial owner of the shares of the Issuer beneficially owned by such funds only to the extent of the greater of the Reporting Person’s direct or indirect interest in the profits or capital account of such funds. Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that the Reporting Person is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities owned by such entities in excess of such amount. David Bonderman, James G. Coulter and William S. Price, III (each a “Shareholder”) are officers, directors and sole shareholders of the Reporting Person, and therefore may be deemed to beneficially own the shares owned by the Reporting Person. Each Shareholder disclaims beneficial ownership of such shares in excess of the greater of his direct or indirect pecuniary interest in such shares.